UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                August 24, 2005

                         Commission File Number 0-21392

                            AMARIN CORPORATION PLC
               (Translation of registrant's name into English)

                              7 Curzon Street
                              London W1J 5HG
                                 England
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F [X]       Form 40-F [   ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes [   ]       No [X]



Attachment:

Material Events

(a) Amarin Corporation announces appointment of Dr. Anthony Clarke as Vice President Clinical Development.


   This report on Form 6-K is hereby incorporated by reference in (a) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc and in the prospectus contained therein, (b) the registration statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, (c) the registration statement on Form F-3 (Registration No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, (d) the registration statement on Form F-3 (Registration No. 333-121431) of Amarin Corporation plc and in the prospectus contained therein and (e) the registration statement on Form F-3 (Registration No. 333-121760) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.



                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMARIN CORPORATION PLC

                                    By:   /s/ Alan Cooke
                                    Name:  Alan Cooke
                                    Title: Chief Financial Officer

Date: August 24, 2005



EXHIBIT INDEX




Index to Exhibits


Exhibit Item                      Sequentially Numbered Page

(a) Material event description                4






AMARIN ANNOUNCES APPOINTMENT OF
DR. ANTHONY CLARKE AS VICE PRESIDENT CLINICAL DEVELOPMENT

LONDON, United Kingdom, August 16, 2005 - Amarin Corporation plc
(NASDAQSC: AMRN) today announces the appointment of Dr. Anthony Clarke as Vice President of Clinical Development at Amarin Neuroscience.

Dr. Clarke was formerly Senior Director, Clinical and Regulatory Affairs at Cephalon, Europe. Prior to this, Dr. Clarke was Worldwide Clinical Operations Manager at R.P. Scherer, where he was co-inventor of Zelapar, a novel form of selegiline for the treatment of Parkinson's disease. Dr. Clarke commenced his pharmaceutical career with SmithKline Beecham where he was ultimately Head of CNS, Cardiovascular & Respiratory Research in the UK. Dr. Clarke has broad experience in clinical research in Neurology and Psychiatry including depression, dementia, migraine, schizophrenia and Parkinson's disease.

Rick Stewart, Chief Executive Officer of Amarin, commented "Dr Anthony Clarke has in-depth expertise in Amarin's core area of therapeutic focus - the development and commercialization of novel drugs for the treatment of central nervous system disorders. We are delighted he is joining Amarin to help drive forward our clinical development programs."


Contact:
Amarin Corporation plc                         +44 (0) 207 907 2442
Rick Stewart                                   Chief Executive Officer
Alan Cooke                                     Chief Financial Officer
investor.relations@amarincorp.com

Powerscourt                                    +44 (0) 207 236 5615
Rory Godson/Victoria Brough

About Amarin Corporation
Amarin Corporation plc is a neuroscience company focused on the development and commercialization of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin's lead development compound, is in phase III development for Huntington's disease and in phase II development for depression.

For press releases and other corporate information, visit our website at http://www.amarincorp.com

DISCLOSURE NOTICE: The information contained in this document is as of August 16, 2005. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.

This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affective Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC.